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        File No. 1-11284

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

NORANDA INC.
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place, Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐	No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noranda Inc. (Registrant)
Date: April 1, 2003	By:	"Julie Galloway" Julie Galloway Associate General Counsel and Corporate Secretary

Exhibits

4.49	Press Release dated March 4, 2003 — Noranda to Issue Preferred Shares
4.50	Press Release dated March 5, 2003 — Noranda to Expand Electronic Recycling Business into Canada
4.51	Press Release dated March 6, 2003 — Noranda's CEO Derek Pannell to Speak at Morgan Stanley Mining, Paper & Packaging Conference
4.52	Press Release dated March 24, 2003 — Métallurgie Magnola Inc. Confirms Idling of Magnesium Plant
4.53	Press Release dated March 25, 2003 — Noranda Completes Public Issue of Preferred Shares
4.54	Press Release dated March 25, 2003 — Noranda Will Respect a Provisional Order Issued by the Labour Relations Commission
4.55	Press Release dated March 31, 2003 — Employees Ratify New Collective Agreement at Noranda's Brunswick Lead Smelter

        Exhibit 4.49

News Release

NORANDA TO ISSUE PREFERRED SHARES

TORONTO, March 4, 2003 — Noranda Inc. (NRD: NYSE, TSE) today announced that it has agreed to issue $150 million of cumulative redeemable preferred shares, series H with an annual dividend rate of 6.50% to a syndicate of underwriters led by CIBC World Markets Inc. with an option on behalf of the syndicate to increase the issue to up to $175 million. The preferred shares are provisionally rated Pfd-3 by Dominion Bond Rating Service (DBRS) and P-3 by Standard and Poor's (S&P). Proceeds of the issuance are expected to be ultimately used toward repayment of Noranda's US$200 million aggregate principal amount of 8% Notes due June 1, 2003. Closing is expected on March 25, 2003.

Noranda Inc. is a leading international mining and metals company with more than 49 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 16,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

Contacts:

Media	Investors
Denis Couture	Sharon Loung
Vice-President, Communications and	Director, Investor Relations
Public Affairs
Tel: 416-982-7020	Tel: (416) 982-7337
denis.couture@toronto.norfalc.com	sharon.loung@toronto.norfalc.com

www.noranda.com

        Exhibit 4.50

News Release

NORANDA TO EXPAND ELECTRONIC RECYCLING
BUSINESS INTO CANADA

Only Plant Of Its Kind In Canada Will Process Over 12 Million Pounds
Of Electronic Materials Annually

TORONTO, ONTARIO, March 5, 2003 — Noranda Inc. announced today that it is investing in a new electronic hardware recycling facility in Canada. The state-of-the-art operation, the only one of its kind in Canada, will be located in an 82,200 square-foot industrial facility in Brampton, Ontario, approximately 30km northwest of the City of Toronto. The new facility is expected to be operational by summer 2003.

The expansion is a direct response to increasing volumes of end-of-life electronics in Canada. Noranda's state-of-the-art recycling processes ensure that unwanted hardware is recycled in a way that conserves resources and promotes sustainable development. Capital investment in the project is expected to be approximately $3 million and will create about 20 new jobs during the initial start-up. Material from the new Brampton plant will be shipped to Noranda's Horne smelter in Rouyn-Noranda, Quebec for further processing and metal recovery.

"The versatility of Noranda's metallurgical process, combined with its strong network of suppliers has been key to Noranda's growth as a metal recycler," stated Brent Chertow, President of Noranda's Canadian Copper and Recycling business unit. "The Brampton facility will strengthen Noranda's position as North America's leading recycler of electronic materials and as the recycling partner of choice."

Noranda's Brampton recycling facility, to be called "Noranda Recycling", enhances the company's commitment to environmentally sound recycling of end-of-life electronics. A report, issued in 2000 by Environment Canada titled "IT and Telecom Waste in Canada", documented a growing concern over the volume and hazards associated with end-of-life electronics ending up in landfills. This need for environmentally sound recycling infrastructure in Canada was also highlighted recently in a Silicon Valley Toxics Coalition report titled "Exporting Harm, the High Tech Trashing of Asia", which revealed concerns about exporting end-of-life electronics to developing countries who may not have the environmental or technological capabilities to recycle electronics properly.

"Noranda has made considerable investments in developing a sustainable recycling business," said Cindy Thomas, Plant Manager for Noranda Recycling. "With a growing social and environmental concern over the rising volume of waste sent for disposal in landfills, very few organizations have invested in the technical and environmental infrastructure required to recover metals in an environmentally sound and globally competitive manner."

.../2

Electronics recycled at Noranda Recycling will come from many sources across Canada including electronic equipment manufacturers, businesses, governments and municipalities. The plant is expected to process approximately one million pounds a month of end-of-life electronics after ramp-up and 100% of all electronic hardware will be recycled.

"HP has a long history of electronics recycling with Noranda and the companies jointly operate end-of-life facilities in California and Tennessee," said Renee St. Denis, HP's Recycling Manager. "Noranda's continued investment in recycling activities will help HP maintain its industry leading product stewardship activities and we look forward to working with Noranda at their new Canadian plant."

Noranda's Canadian Copper & Recycling business unit consists of the Horne custom copper smelter in Rouyn-Noranda, Quebec, the CCR copper and precious metals refinery in Montreal-East, Quebec and Falconbridge's Kidd Creek mine and Metallurgical division in Timmins, Ontario. The Recycling unit consists of the Brampton facility in Canada, two demanufacturing facilities located in Roseville, California and LaVergne, Tennessee and two collection facilities located in California and Rhode Island. Approximately 15% (150,000 tonnes) of the raw material feed for Noranda's primary Canadian copper and recycling operations is from recyclable materials. Gross value of recyclable raw materials was $328 million in 2001.

Noranda Inc. is a leading international mining and metals company with more than 49 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 16,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

Contact:

Dale Coffin
Director, External Communications
Tel: 416-982-7161
dale.coffin@toronto.norfalc.com

www.noranda.com

Exhibit 4.51

News Release

NORANDA'S CEO DEREK PANNELL TO SPEAK AT MORGAN
STANLEY MINING, PAPER & PACKAGING CONFERENCE

TORONTO, ONTARIO, March 6, 2003 — Mr. Derek Pannell, President and Chief Executive Officer of Noranda Inc, will be making a presentation on Noranda at the Morgan Stanley Mining, Paper & Packaging Conference to be held in New York City on Tuesday, March 11, 2003. Mr. Pannell is scheduled to speak at 8:00 a.m. (EST).

The webcast and a copy of Mr. Pannell's presentation slides will be available on Noranda's website — www.noranda.com — in the "For Investors" section.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 16,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

Contact:

Dale Coffin
Director, Public Affairs & External Communications
Tel: 416-982-7161
dale.coffin@toronto.norfalc.com

www.noranda.com

Exhibit 4.52

Métallurgie Magnola inc.	News Release	Métallurgie Magnola inc. 125, chemin Pinacle Danville (Québec) J0A 1A0 819 839-4700
FOR IMMEDIATE RELEASE

MÉTALLURGIE MAGNOLA INC. CONFIRMS IDLING OF
MAGNESIUM PLANT

Danville, Quebec, March 24, 2003 — Métallurgie Magnola Inc. confirmed today that it will be idling its magnesium plant in Danville, Quebec. The shutdown is for an indefinite period of time until the market conditions allow for a viable operation of the plant.

"The Magnola plant will be shutdown until the magnesium prices increase and the resumption of operations is financially justified", stated Bob Sippel, President, Métallurgie Magnola. "Although we believe in a positive future for magnesium, we are facing reality head-on and adjusting to the developments that have occurred in the marketplace, including increased production from China", added Mr. Sippel.

As mentioned last January, increased low-cost production from China and magnesium sales at prices below Western producers' cash production costs, have resulted in a reduction in magnesium prices. Chinese producers now supply over 50% of the world's magnesium compared to virtually no exports at all in the early 1990s.

"Idling of the plant will be done in a manner that will protect the integrity of the equipment and infrastructure in order to facilitate resumption of operations at the appropriate time", said Mike Agnew, Vice-President and General Manager of Métallurgie Magnola. "Lay-offs of Métallugie Magnola employees are scheduled to begin at the end of April. Approximately 10 employees will remain on site during the period of the shut-down", added Mr. Agnew.

Approximately 380 employees currently work at the Magnola plant. "Magnola employees have accomplished important challenges and have demonstrated that it is possible to produce quality magnesium with mining residues with no impact on the environment. We are proud of their accomplishments and we would like to sincerely thank them for their devotion", added Mr. Agnew.

Métallurgie Magnola inc., held by Noranda Inc. at 80% and by the Société générale de financement du Québec at 20%, operates in Danville, Quebec, a magnesium plant producing metal from serpentine tailings located behind the plant.

Contacts:

Hélène V. Gagnon
Director, Public and Corporate Affairs
Noranda Inc.
514 630-9342

André Martel
Co-ordinator, Community Relations
Métallurgie Magnola Inc.
819 839-4733

Exhibit 4.53

News Release

NORANDA COMPLETES PUBLIC ISSUE OF PREFERRED SHARES

TORONTO, March 25, 2003 — Noranda Inc. (NRD: NYSE, TSE) today announced that it has completed an issue of six million Cumulative Preferred Shares, Series H to the public, for gross proceeds of $150 million. The preferred shares carry a 6.50% annual dividend. Proceeds of the issue were used to reduce the company's revolving bank debt.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in nine countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contacts:

Media	Investors
Dale Coffin	Sharon Loung
Director, External Communications	Director, Investor Relations
Tel: 416-982-7161	Tel: 416-982-7337
dale.coffin@toronto.norfalc.com	sharon.loung@toronto.norfalc.com

www.noranda.com

Exhibit 4.54

News Release

NORANDA WILL RESPECT A PROVISIONAL ORDER ISSUED
BY THE LABOUR RELATIONS COMMISSION

Noranda intends to demonstrate before a Commission Hearing that it has respected the Labour Code

Rouyn-Noranda, Quebec, March 25, 2003 — Noranda announced today that it will comply with a temporary order issued today by the Quebec Labour Relations Commission. The temporary order states that Noranda must refrain from using one of its non-unionized employees and one contractor from doing work within the smelter for the next 21 days. Even though Noranda has filed a written objection to the allegations of the use of "strike-breakers" by the "Syndicat des travailleurs de la Mine Noranda" (CSN), the Commission's temporary order was given "without the thorough examination of each claim and before reviewing all the evidence".

Therefore, Noranda intends to prove that it has fully complied with the provisions laid out in Labour Code at a Labour Relations Commission hearing to be held in Rouyn-Noranda April 14 and 15, 2003.

During a labour dispute, non-unionized personnel, supervisors and certain other workers with supervisory responsibilities can execute the tasks that are generally performed by unionized workers. In addition, sub-contractors working on tasks not previously assigned to unionized workers before a strike can continue to work during a dispute.

Approximately 550 employees, members of Le syndicat des travailleurs de la Mine Noranda (CSN) have been on strike since June 18, 2002. During the strike, the smelter is operated by management and non-unionized personnel and has been operating at over 70% of its production capacity. In 2002, the Horne Smelter treated 689,000 tonnes of material containing copper, 44,700 tonnes of recycled precious metals and produced 147,020 tonnes of copper anodes and 510,175 tonnes of sulphuric acid.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contact:

Hélène V. Gagnon
Director, Corporate and Public Affairs
Noranda Inc.
(514) 630-9342
gagnonhv@ntc.noranda.com

www.noranda.com

Exhibit 4.55

News Release

EMPLOYEES RATIFY NEW COLLECTIVE AGREEMENT
AT NORANDA'S BRUNSWICK LEAD SMELTER

BELLEDUNE, NEW BRUNSWICK, March 31, 2003 — Noranda Inc. announced today that unionized employees at its Brunswick Smelter in Belledune, New Brunswick, have voted 69% in favour of accepting the terms of a new collective agreement. The United Steelworkers of America local 7085 consists of aproximately 345 members. The previous contract expired on February 28, 2003.

The three-year agreement calls for an increase in the pension program, a progressive increase in benefits and a freeze on wages and premiums for the life of the contract. Included are language changes that allow increased efficiency as well as a letter offering an early retirement provision.

In 2002, the Brunswick Smelter produced approximately 100,000 tonnes of lead and alloys and 12 million ounces of silver.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contact:

Roger Clinch
Manager Communications
(506) 547-6012

Dale Coffin
Director, External Communications
Noranda Inc.
416-982-7161
dale.coffin@toronto.norfalc.com

QuickLinks

NORANDA TO ISSUE PREFERRED SHARES
NORANDA TO EXPAND ELECTRONIC RECYCLING BUSINESS INTO CANADA
NORANDA'S CEO DEREK PANNELL TO SPEAK AT MORGAN STANLEY MINING, PAPER & PACKAGING CONFERENCE
MÉTALLURGIE MAGNOLA INC. CONFIRMS IDLING OF MAGNESIUM PLANT
NORANDA COMPLETES PUBLIC ISSUE OF PREFERRED SHARES
NORANDA WILL RESPECT A PROVISIONAL ORDER ISSUED BY THE LABOUR RELATIONS COMMISSION
EMPLOYEES RATIFY NEW COLLECTIVE AGREEMENT AT NORANDA'S BRUNSWICK LEAD SMELTER